			Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$14,196	$16,892	$16,820	$17,312	$21,061
Interest applicable to rentals	747	635	620	676	422

Total fixed charges, as defined	14,943	17,527	17,440	17,988	21,483

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$16,512	$19,096	$19,009	$19,557	$23,052

Earnings as defined:

Net Income	$19,878	$12,608	$31,030	$44,925	$48,849
Add:
Provision for income taxes:
Total	8,645	2,277	13,450	25,190	28,705
Fixed charges as above	14,943	17,527	17,440	17,988	21,483

Total earnings, as defined	$43,466	$32,412	$61,920	$88,103	$99,037

Ratio of earnings to fixed charges, as defined (b)	2.91	1.85	3.55	4.90	4.61

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.63	1.70	3.26	4.50	4.30

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.